EXHIBIT 8.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction	Ownership Interest
AgPlenus Ltd.	Israel	98.3% (1)
Biomica Ltd.	Israel	90.9% (2)
Canonic Ltd.	Israel	100%
Casterra Ag Ltd.	Israel	100%
Evogene Inc.	Delaware	100%
Lavie Bio Ltd.	Israel	72.2% (3)
_________________________________

(1)	The remaining 1.7% of Ag Plenus Ltd.’s outstanding share capital is held by Ag Plenus’ former Chief Executive Officer and current director, as a result of an exercise of options
(2)	The remaining 9.1% of Biomica Ltd.’s outstanding share capital is held by Biomica Ltd.'s Chief Technology Officer.
(3)	The remaining 27.8% of Lavie Bio Ltd.’s outstanding share capital is held by Pioneer Hi-Bred International, Inc. (also known by the name Corteva).